UNITED STATES
                     SECURITIES AND EXCHANGE
                           COMMISSION
                     Washington, D.C. 20549
                    ------------------------

                            FORM 11-K
                     -----------------------


(Mark One)
[X] Annual Report Pursuant to Section 15(d) of the Securities
    Exchange Act of 1934

          For the fiscal year ended September 30, 2004

                               OR

[ ] Transition Report Pursuant to Section 15(d) of the
    Securities Exchange Act of 1934

 For the transition period from ____________ to ________________

          Commission File Number _____________________

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

PATRIOT TRANSPORTATION HOLDING, INC. PROFIT SHARING AND DEFERRED
                          EARNINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

              Patriot Transportation Holding, Inc.
                      1801 Art Museum Drive
                   Jacksonville, Florida 32207

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Patriot Transportation Holding, Inc.
Profit Sharing and Deferred Earnings Plan Index
December 31, 2004 and 2003
-----------------------------------------------------------------


                                                       Page(s)

Report of Independent Registered Certified Public
  Accountants                                             1

Financial Statements

Statements of Net Assets Available for Benefits           2

Statement of Changes in Net Assets Available for Benefits 3

Notes to Financial Statements                            4-7

Supplemental Schedule

Schedule H, Line 4i -- Schedule of Assets (Held at
  End of  Year)                                           8

Note:    Other  schedules required by 29 CFR 2520.103-10  of  the
Department  of  Labor's Rules and Regulations for  Reporting  and
Disclosure under ERISA have been omitted because they are not applicable, or are not required for participant directed investment transactions.


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  Report of Independent Registered Certified Public Accountants

To the Participants and Administrator of Patriot Transportation Holding, Inc.
Profit Sharing and Deferred Earnings Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Patriot Transportation Holding, Inc. Profit Sharing and Deferred Earnings Plan (the "Plan") at
December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


PricewaterhouseCoopers LLP

Jacksonville, FL
June 9, 2005

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Patriot Transportation Holding, Inc.
Profit Sharing and Deferred Earnings Plan
Statements of Net Assets Available for Benefits
December 31, 2004 and 2003
-----------------------------------------------------------------

                                       2004           2003

Assets
Investments at fair value
 Investments                        $  19,474,420  $ 17,044,766
 Participant loans                      1,114,691     1,127,833
                                     ------------   -----------
     Total investments                 20,589,111    18,172,599
                                     ------------   -----------
Contributions receivable
 Employer                                  12,335        11,819
 Employee                                  28,774        27,351
                                     ------------   -----------
     Total contributions receivable        41,109        39,170
                                     ------------   -----------
     Total assets                      20,630,220    18,211,769
                                     ------------   -----------
Liabilities
Excess contributions payable                  845         3,321
                                     ------------   -----------
     Total liabilities                        845         3,321
                                     ------------   -----------
     Net assets available for
       benefits                     $  20,629,375  $ 18,208,448
                                     ============   ===========



The accompanying notes are an integral part of these financial statements.

Patriot Transportation Holding, Inc.
Profit Sharing and Deferred Earnings Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2004
-----------------------------------------------------------------

Additions to net assets attributed to
   Investment income
    Dividend and interest income                   $     262,573
    Net appreciation in fair value of investments      1,608,335
    Other income - loan interest                          59,825
                                                    ------------
      Total investment income                          1,930,733

   Contributions
    Employer                                             708,964
    Employee                                           1,647,717
    Rollovers                                             19,838
                                                     -----------
      Total contributions                              2,376,519
                                                     -----------
      Total additions                                  4,307,252
                                                     -----------

Deductions from net assets attributed to
  Distributions to participants                        1,886,325
                                                     -----------
      Total deductions                                 1,886,325
                                                     -----------
      Net increase                                     2,420,927

Net assets available for benefits
      Beginning of year                               18,208,448
                                                     -----------
      End of year                                   $ 20,629,375
                                                     ===========







The accompanying notes are an integral part of these financial statements.

Patriot Transportation Holding, Inc.
Profit Sharing and Deferred Earnings Plan
Notes to Financial Statements
December 31, 2004 and 2003
-----------------------------------------------------------------


1.   Description of the Plan

     The following description of Patriot Transportation Holding,
     Inc. (the "Company") Profit Sharing and Deferred Earnings
     Plan (the "Plan") provides only general information.
     Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     General
     The Plan is a defined contribution plan available to all employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of
     1974 (ERISA).

     Contributions
     Each year, participants may contribute up to 100% of pretax annual compensation, as defined in the Plan subject to Internal Revenue Service allowable limits. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans, conduit IRA accounts, 403(b) accounts, and 457(b) plans. The Company contributes 50% of the first 6% of the participant's deferred earnings contributions. The Company may make a profit sharing contribution to the Plan each year in an amount determined by the Board of Directors of the Company subject to certain limitations relating to the aggregate compensation of participants. No profit sharing contributions were made by the Company for the 2004 Plan year.

     Participant Accounts
     Each participant's account is credited with the participant's contributions and the employer's matching contribution and an allocation of the employer's profit sharing contributions and Plan earnings. The benefit to which a participant is entitled is the benefit that is available in the participant's vested account.

     Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers a money market fund, mutual funds, Company stock and
     Florida Rock Industries, Inc. stock as investment options for participants. All participants who have not made an election are deemed to have elected to have contributions made to their accounts invested in the STI Classic Prime Quality Money Market Fund.

     Vesting
     Participants are fully vested in their voluntary contributions plus actual earnings thereon. Vesting in the Company's matching and profit sharing contributions plus actual earnings thereon is determined under the following schedules based on years of service.

                         Matching Contributions
                         -----------------------
                                                   Vested
               Years of Service                   Percentage
                    1                               20%
                    2                               40%
                    3                               60%

                    4                               80%
                    5                              100%


                         Profit Sharing Contributions
                         ----------------------------
                                                   Vested
               Years of Service                   Percentage
               Less than 3                           0%
                   3                                20%
                   4                                40%
                   5                                60%
                   6                                80%
                   7                               100%

     If participants are employed on or after their retirement age, the company's matching and profit sharing contributions are fully vested. In the event of termination by retirement, death or disability of the participant, 100% of the employer contributions will be distributed to the participant or the participant's designated beneficiary.

     Payment of Benefits
     On termination of employment, death or disability of a participant, benefits for distribution shall be determined based upon the participants' vested account balance on the date of distribution, which shall be made as soon as administratively feasible or later if so elected by the participant in amounts as provided in the Plan.

     Forfeited Accounts
     The nonvested portion of a terminated participant's account shall be allocated to the accounts of the remaining participants in the same manner as employer profit sharing contributions. Any forfeiture from an employer profit sharing account shall be allocated in the plan year in which the forfeiture occurs. Any forfeiture from an employer matching account shall be reallocated in the immediately following plan year. Unallocated forfeitures totaled $59,784 and $83,957 at December 31, 2004 and 2003, respectively.

     Participant Loans
     Participants may borrow from their fund accounts a minimum of $1,000 and a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loans bear interest at the prevailing rate used by commercial lending institutions at the date the loan originated. Participants may have only two loans outstanding at any time. Loans must be secured by 50% of the participant's vested account balance in the Plan and no other collateral may be pledged. Loans are required to be repaid within five years except residential loans, which are payable within 15 years. Loan repayment will be deducted from the participant's payroll over the term of the loan. Upon termination of employment with the Company, the outstanding balance of the loan, including accrued interest, is due immediately.

2.   Summary of Significant Accounting Policies

     Basis of Accounting
     The financial statements of the Plan are prepared under the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America.

     Investments

     Investments in mutual funds, the money market fund and the common stock of the Company and Florida Rock Industries, Inc. are stated at fair value based upon quoted market prices. The Plan presents in the statement of changes in net assets available for benefits the net appreciation or depreciation in fair value of investment which consists of the realized gains or losses and the unrealized appreciation or depreciation on these investments.

     Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis when it is earned. Dividends are recorded on the basis of the ex-dividend date.
     Loans to participants are recorded at the unpaid balance of the individual loans as of year end which approximates fair value.

     Use of Estimates
     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

     Benefit Payments
     Benefits are recorded when paid.

     Risks and Uncertainties
     The Plan provides for various investment options in any combination of mutual funds, the money market fund and the common stock of the Company and Florida Rock Industries, Inc. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

3.   Investments

     Investments which exceeded 5% or more of the Plan's net assets at December 31 are summarized as follows:

                                                      2004       2003

     Investments at fair value as determined
     by quoted market price
     STI Classic Prime Quality Money Market Fund  $ 7,088,466  $ 6,576,041
     STI Classic Capital Appreciation Fund          3,445,131    3,628,096
     Florida Rock Industries Inc. common stock      2,658,469      979,341
     Vanguard 500 Index Fund                        2,081,013    2,027,324
     Participant Loans
     Participant loans                              1,114,691    1,127,833

     During 2004, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

     Mutual fu                                    $   551,651
     Common stock                                   1,056,684
                                                   ----------

    Net appreciation in fair value of investments $ 1,608,335
                                                   ==========

     4.   Related Party Transactions

          Funds managed by the custodian and loans to participants comprise the entire investment portfolio. Fees to the custodian are deducted from investment income. Therefore, all investment transactions are considered to be with parties-in-interest. Certain administrative expenses are paid for by the Company without charge to the Plan. These fees totaled $16,966 for the year ended December 31, 2004, and are not included in these financial statements.

     5.   Plan Termination

          While the Company has not expressed any intent to do so, it may terminate the Plan at any time. In the event of such termination, the accounts of all participants would become fully vested and the Company, by written notice to the Trustee and the Committee, may direct either complete distribution of the assets in the trust fund to the participants or, continue the trust and the distribution of benefits at such time and in such manner as though the Plan had not been terminated.

     6.   Income Tax Status

          The Plan obtained its latest determination letter on May 14, 2004, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code ("IRC").

     7.   Financial Instruments

          Certain financial instruments potentially subject the Plan to concentrations of credit risk. These financial instruments consist of the SunTrust investment accounts, Company stock, Florida Rock Industries, Inc. stock and contributions receivable. The Plan limits its credit risk by maintaining its accounts with what the plan administrator believes to be high quality financial institutions.

     8.   Reconciliation of Financial Statements to Form 5500

          The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2004 to Form 5500:

          Net assets available for benefits per the financial
          statements                                           $20,629,375
          Excess contribution payable                                  845
                                                                ----------

          Net assets available for benefits per the Form 5500  $20,630,220
                                                                ==========

          The following is a reconciliation of contributions per the financial statements for the year ended December
          31, 2004 to the Form 5500:

          Total contributions per the financial statements     $ 2,376,519
          Excess contribution payable                                  845
                                                                ----------
          Total contributions per the Form 5500                $ 2,377,364
                                                                ==========

Patriot Transportation Holding, Inc.
Profit Sharing and Deferred Earnings Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2004
-----------------------------------------------------------------


                                   Description of investment     Current
 Identity of issue,                including maturity  date,      Value
 borrower, lessor or               rate of interest, collateral,
 similar party                     par or maturity value


*STI Classic Prime Quality Money
   Market                          Money Market Fund            $7,088,466
*STI Classic Capital Appreciation
   Fund                            Equity Fund                   3,445,131
*Florida Rock Industries, Inc.     Common Stock                  2,658,469
 Vanguard 500 Index Fund           Equity  Fund                  2,081,013
 Longleaf Partners Fund            Equity Fund                   1,002,312
*Patriot Transportation Holding,
   Inc.                            Common  Stock                   607,020
*STI Classic Life Vision
  Moderate Growth Fund             Balanced Fund                   482,380
*STI Classic Life Vision
  Aggressive Growth  Fund          Balanced Fund                   475,296
  Chase Growth Fund                Equity Fund                     379,109
 T. Rowe Price U.S. Treasury
   Intermediate                    Bond  Fund                      321,255
 T. Rowe Price New Horizon         Equity   Fund                   295,471
*STI Classic Life Vision
 Conservative Fund                 Balanced Fund                   255,808
 T. Rowe Price Capital
   Appreciation                    Bond  Fund                      171,552
 T. Rowe Price Equity Income Fund  Equity Fund                     123,426
 Fidelity Advisor Inflation
   Protected  Bond                 Bond  Fund                       46,992
 Templeton Foreign Fund            Equity    Fund                   20,661
 MFS Research  Bond Fund           Bond    Fund                     20,059
                                                                ----------
                                                                19,474,420

Participant  Loans       Participant loans with interest rates
                          Ranging from 4.0% to 10.5%             1,114,691
                                                                ----------
                                                               $20,589,111
                                                                ==========

* Party-In-Interest as defined by ERISA.

                            SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

                           PATRIOT  TRANSPORTATION  HOLDING, INC.,
                           PROFIT SHARING AND DEFERRED EARNINGS PLAN


                           By: /s/ Ray M. Van Landingham
                             ___________________________________
                             Ray M. Van Landingham
                             Vice President, Chief Financial
                             Officer, and Secretary of Patriot
                             Transportation Holding, Inc.
                             (Principal Financial Officer)

Date: June 29, 2005

 Consent of Independent Registered Certified Public Accountants


We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-125099) of Patriot Transportation Holding, Inc. of our report dated June 9, 2005 relating to the financial statements of the Patriot Transportation Holding, Inc. Profit Sharing and Deferred Earnings Plan, which appears in this Form 11-K.


PricewaterhouseCoopers LLP

Jacksonville, Florida
June 29, 2005



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